UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact name of Registrant as specified in its Charter)

c/o NGT Services UK Ltd

10 Bressenden Place

London, SW1E 5DH

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes ☐  No ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Navigator Holdings Ltd. (the “Company”) announced on July 24, 2024, that, Bluestreak CO2 Limited, the 50/50 joint venture relating to the previously announced non-binding memorandum of understanding between the Company and Bumi Armada Berhad (“Bluestreak CO2”), has entered into a memorandum of understanding (the “MoU”) with international energy company, Uniper (UK) Limited (“Uniper”).

Pursuant to the MoU, the parties have agreed to collaborate to explore the feasibility of implementing a jetty-moored floating liquid CO2 storage facility and liquid CO2 carrier solution, for the export of CO2 from Uniper’s proposed Grain Carbon Capture project on the Isle of Grain, United Kingdom.

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Navigator Holdings Ltd., Bumi Armada Berhad and Uniper (UK) Limited, dated July 24, 2024.

ITEM 2—EXHIBITS

The following exhibits are filed as part of this Report on Form 6-K:

Exhibit No.	Description

99.1	Press Release of Navigator Holdings Ltd., Bumi Armada Berhad and Uniper (UK) Limited, dated July 24, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIGATOR HOLDINGS LTD.

Date: July 24, 2024	By:	/s/ John Reay
Name: John Reay
Title: Corporate Secretary